SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A

(Amendment No. 4)*

Advanced Marketing Services, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

00753T 10 5

(CUSIP Number)

Robert E. Robotti
c/o Robotti & Company, Incorporated
52 Vanderbilt Avenue
New York, New York 10017

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 11, 2006

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
(Continued on following pages)

(Page 1 of 17 Pages).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons
    Robert E. Robotti
    I.R.S. Identification Nos. of above persons (entities only)

---

2. Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) [ ]
    (b) [ ]

---

3. SEC Use Only

---

4. Source of Funds (See Instructions)
    AF

---

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]

---

6. Citizenship or Place of Organization
    United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: -0-
	8. Shared Voting Power: 1,345,316
	9. Sole Dispositive Power: -0-
	10. Shared Dispositive Power: 1,345,316

---

11. Aggregate Amount Beneficially Owned by Each Reporting Person
     1,345,316

---

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

---

13. Percent of Class Represented by Amount in Row (11)
     7.0%

---

14. Type of Reporting Person (See Instructions)
     IN, HC

1. Names of Reporting Persons
    Robotti & Company, Incorporated
    I.R.S. Identification Nos. of above persons (entities only)

2. Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) [ ]
    (b) [ ]

3. SEC Use Only

4. Source of Funds (See Instructions)
    WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]

6. Citizenship or Place of Organization
    New York

Number of	7. Sole Voting Power: -0-
Shares Beneficially	8. Shared Voting Power: 572,977
Owned by Each	9. Sole Dispositive Power: -0-
Reporting Person With	10. Shared Dispositive Power: 572,977

11. Aggregate Amount Beneficially Owned by Each Reporting Person
     572,977

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13. Percent of Class Represented by Amount in Row (11)
     3.0%

14. Type of Reporting Person (See Instructions)
     CO, HC

1. Names of Reporting Persons
   Robotti & Company, LLC
   I.R.S. Identification Nos. of above persons (entities only)

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a) [ ]
   (b) [ ]

3. SEC Use Only

4. Source of Funds (See Instructions)
   WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]

6. Citizenship or Place of Organization
   New York

Number of Shares Beneficially Owned by Each Reporting Person With

7. Sole Voting Power: -0-

8. Shared Voting Power: 22,869

9. Sole Dispositive Power: -0-

10. Shared Dispositive Power: 22,869

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    22,869

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13. Percent of Class Represented by Amount in Row (11)
    Less than 1%

14. Type of Reporting Person (See Instructions)
    OO

1. Names of Reporting Persons
    Robotti & Company Advisors, LLC
    I.R.S. Identification Nos. of above persons (entities only).

2. Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) [ ]
    (b) [ ]

3. SEC Use Only

4. Source of Funds (See Instructions)
    WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]

6. Citizenship or Place of Organization
    New York

Number of Shares Beneficially Owned by Each Reporting Person With	
7. Sole Voting Power: -0-	
8. Shared Voting Power: 550,108	
9. Sole Dispositive Power: -0-	
10. Shared Dispositive Power: 550,108	

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    550,108

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13. Percent of Class Represented by Amount in Row (11)
    2.9%

14. Type of Reporting Person (See Instructions)
    OO, IA

1. Names of Reporting Persons
   Suzanne Robotti
   I.R.S. Identification Nos. of above persons (entities only)

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a) [ ]
   (b) [ ]

3. SEC Use Only

4. Source of Funds (See Instructions)
   PF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]

6. Citizenship or Place of Organization
   United States

Number of Shares Beneficially Owned by Each Reporting Person With	
7. Sole Voting Power: 9,358	
8. Shared Voting Power: -0-	
9. Sole Dispositive Power: 9,358	
10. Shared Dispositive Power: -0-	

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    9,358

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13. Percent of Class Represented by Amount in Row (11)
    Less than 1%

14. Type of Reporting Person (See Instructions)
    IN

1. Names of Reporting Persons.
    Kenneth R. Wasiak
    I.R.S. Identification Nos. of above persons (entities only).

---

2. Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) [ ]
    (b) [ ]

---

3. SEC Use Only

---

4. Source of Funds (See Instructions)
    AF

---

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]

---

6. Citizenship or Place of Organization
    United States

Number of Shares Beneficially Owned by Each Reporting Person With	
7. Sole Voting Power: -0-	
8. Shared Voting Power: 772,339	
9. Sole Dispositive Power: -0-	
10. Shared Dispositive Power: 772,339	

---

11. Aggregate Amount Beneficially Owned by Each Reporting Person
     772,339

---

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

---

13. Percent of Class Represented by Amount in Row (11)
     4.1%

---

14. Type of Reporting Person (See Instructions)
     IN, HC

1. Names of Reporting Persons.
    Ravenswood Management Company, L.L.C.
    I.R.S. Identification Nos. of above persons (entities only).

---

2. Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) [ ]
    (b) [ ]

---

3. SEC Use Only

---

4. Source of Funds (See Instructions)
    WC

---

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]

---

6. Citizenship or Place of Organization
    New York

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: -0-
	8. Shared Voting Power: 772,339
	9. Sole Dispositive Power: -0-
	10. Shared Dispositive Power: 772,339

---

11. Aggregate Amount Beneficially Owned by Each Reporting Person
     772,339

---

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

---

13. Percent of Class Represented by Amount in Row (11)
     4.1%

---

14. Type of Reporting Person (See Instructions)
     OO

1. Names of Reporting Persons.
    The Ravenswood Investment Company, L.P.
    I.R.S. Identification Nos. of above persons (entities only).

---

2. Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) [ ]
    (b) [ ]

---

3. SEC Use Only

---

4. Source of Funds (See Instructions)
    WC

---

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]

---

6. Citizenship or Place of Organization
    New York

Number of	7. Sole Voting Power: -0-
Shares	
Beneficially	8. Shared Voting Power: 772,339
Owned by	
Each	9. Sole Dispositive Power: -0-
Reporting	
Person With	10. Shared Dispositive Power: 772,339

---

11. Aggregate Amount Beneficially Owned by Each Reporting Person
     772,339

---

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

---

13. Percent of Class Represented by Amount in Row (11)
     4.1%

---

14. Type of Reporting Person (See Instructions)
     PN

1. Names of Reporting Persons.
   Chris Sansone
   I.R.S. Identification Nos. of above persons (entities only).

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a) [ ]
   (b) [ ]

3. SEC Use Only

4. Source of Funds (See Instructions)

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]

6. Citizenship or Place of Organization
   United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: -0-
	8. Shared Voting Power: -0-
	9. Sole Dispositive Power: -0-
	10. Shared Dispositive Power: -0-

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    -0-

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13. Percent of Class Represented by Amount in Row (11)
    0%

14. Type of Reporting Person (See Instructions)
    IN

This Statement of Beneficial Ownership on Schedule 13D/A Amendment No. 4 (this "Statement") is filed on behalf of the Reporting Persons with the Securities and Exchange Commission (the "Commission"). This Statement amends as specifically stated herein the Schedule 13D/A Amendment No. 3 (the "Schedule 13D"), filed on September 7, 2006 with the Commission. Capitalized terms used herein and not otherwise defined herein shall have the same meanings ascribed to them in the Schedule 13D.

Item 4.   Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to add the following:

On September 11, 2006, the Ravenswood Investment Company, L.P. ("Ravenswood") filed with the Corporate Secretary of Advanced Marketing Services, Inc. (the "Company") a written notice (the "Notice Letter") in accordance with Article II Section 2(c) of the bylaws (the "Bylaws") of the Company of its intent at the next annual meeting of stockholders to propose a resolution requesting that the Board of Directors take all steps necessary to amend the Certificate of Incorporation and By-Laws to provide that Stockholders owning in the aggregate at least 10% of the outstanding shares of the Company's Common Stock be permitted to call a special meeting of the Stockholders.

Ravenswood believes this proposal would improve Advanced Marketing's corporate governance. Currently, the stockholders cannot call a special meeting of stockholders, as only a majority of the Board of Directors may call a special meeting. Advanced Marketing has not held a stockholders meeting in over three years. Thus, Advanced Marketing's Board of Directors and management have not had to account to stockholders in over three years and Advanced Marketing's stockholders have not had the opportunity to vote for Directors in over three years. If Advanced Marketing's stockholders had the right to call a meeting of stockholders, this could have been prevented. Delaware law does not permit the stockholders acting without the Board of Directors to change the Certificate of Incorporation to give stockholders the right to call a special meeting. Accordingly, Ravenswood has decided to hold a referendum on this issue and put it to the Directors to take the necessary steps to permit stockholders to call special meetings.

Ravenswood believes that one or more holders owning 10% or more of the Company's Common Stock is the proper minimum for stockholders to call a special meeting of stockholders. The Company's Shareholders' Rights Plan, or so called "Poison Pill," severely penalizes and thereby prevents stockholders from obtaining 15% or more of the shares of Common Stock. Similarly, the "Poison Pill" prevents stockholders holding 15% or more of the shares of Common Stock from acting together. Accordingly, Ravenswood believes that the 10% ownership level is necessary to enable stockholders to be able to exercise the ability to call a special meeting of stockholders.

In terms of day-to-day governance, the stockholders lose important rights, such as the ability to remove directors or initiate a stockholders' resolution without having to wait for the next scheduled meeting, if they are unable to compel a special meeting. Ravenswood believes that providing the stockholders with the ability to compel a special meeting will allow them to act more independently and increase their ability to hold the Board of Directors and Advanced Marketing's management accountable.

Item 7.   Materials To Be Filed As Exhibits:

The following documents are filed herewith or have been previously filed:

1. Joint Filing Agreement dated January 30, 2006 by and among Robert E. Robotti, Robotti & Company, Incorporated, Robotti & Company, LLC, Robotti & Company Advisors, LLC, Suzanne Robotti, Kenneth R. Wasiak, Ravenswood Management Company, L.L.C. and The Ravenswood Investment Company, L.P.

2. Letter dated June 26, 2006 from The Ravenswood Investment Company, L.P. to Gary Lloyd, Esq., General Counsel, Advanced Marketing Services, Inc.

3. Letter dated September 5, 2006 from The Ravenswood Investment Company, L.P. to Advanced Marketing Services, Inc. with respect to the intent to nominate three persons for election as a Director (the "Nomination Letter").

4. Letter dated September 5, 2006 from The Ravenswood Investment Company, L.P. to Robert Bartlett, Chairman of the Board of Advanced Marketing Services, Inc.

5. Letter dated September 5, 2006 from The Ravenswood Investment Company, L.P. to Advanced Marketing Services, Inc. demanding certain books and records of Advanced Marketing Services, Inc.

6.   Indemnity Agreements dated September 5, 2006 by and between The Ravenswood Investment Company, L.P., on the one hand, and each of Robert E. Robotti, Suzanne Robotti and Chris Sansone, on the other hand (included as Exhibit C to the Nomination Letter listed as Exhibit 3 above).

7. Amended and Restated Joint Filing Agreement dated September 5, 2006 by and among Robert E. Robotti, Robotti & Company, Incorporated, Robotti & Company, LLC, Robotti & Company Advisors, LLC, Suzanne Robotti, Kenneth R. Wasiak, Chris Sansone, Ravenswood Management Company, L.L.C. and The Ravenswood Investment Company, L.P. (included as Exhibit D to the Nomination Letter listed as Exhibit 3 above).

8. Consents each of Robert E. Robotti, Suzanne Robotti and Chris Sansone with respect to their nomination as Directors of Advanced Marketing Services, Inc. (included as Exhibit E to the Nomination Letter listed as Exhibit 3 above).

9. Letter dated September 11, 2006 from The Ravenswood Investment Company, L.P. to Advanced Marketing Services, Inc. with respect to its intent to propose a resolution of stockholders at the next Annual Meeting of Stockholders.

(The remainder of this page was intentionally left blank)

SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 11, 2006

Robotti & Company, Incorporated

/s/ Robert E. Robotti
Robert E. Robotti

By: /s/ Robert E. Robotti
        Name: Robert E. Robotti
        Title: President and Treasurer

Robotti & Company, LLC

Robotti & Company Advisors, LLC

/s/ Robert E. Robotti
Name: Robert E. Robotti
Title: President and Treasurer

By: /s/ Robert E. Robotti
        Name: Robert E. Robotti
        Title: President and Treasurer

/s/ Suzanne Robotti
Suzanne Robotti

/s/ Kenneth R. Wasiak
Kenneth R. Wasiak

Ravenswood Management Company, L.L.C.

The Ravenswood Investment Company, L.P.

/s/ Robert E. Robotti
Name: Robert E. Robotti
Title: Managing Member

By: Ravenswood Management Company, L.L.C.
        Its General Partner

By: /s/ Robert E. Robotti
        Name: Robert E. Robotti
        Title: Managing Member

/s/ Chris Sansone
Chris Sansone

Exhibit Index

The following documents are filed herewith and have been previously filed:

	Exhibit	Page
(1)	Joint Filing Agreement dated January 30, 2006 by and among Robert E. Robotti, Robotti & Company, Incorporated, Robotti & Company, LLC, Robotti & Company Advisors, LLC, Suzanne Robotti, Kenneth R. Wasiak, Ravenswood Management Company, L.L.C. and The Ravenswood Investment Company, L.P.	Previously Filed
(2)	Letter dated June 26, 2006, from The Ravenswood Investment Company, L.P. to Gary Lloyd, Esq., General Counsel, Advanced Marketing Services, Inc.	Previously Filed
(3)	Letter dated September 5, 2006 from The Ravenswood Investment Company, L.P. to Advanced Marketing Services, Inc. with respect to the intent to nominate three persons for election as a Director (the "Nomination Letter").	Previously Filed
(4)	Letter dated September 5, 2006 from The Ravenswood Investment Company, L.P. to Robert Bartlett, Chairman of the Board of Advanced Marketing Services, Inc.	Previously Filed
(5)	Letter dated September 5, 2006 from The Ravenswood Investment Company, L.P. to Advanced Marketing Services, Inc. demanding certain books and records of Advanced Marketing Services, Inc.	Previously Filed
(6)	Indemnity Agreements dated September 5, 2006 by and between The Ravenswood Investment Company, L.P., on the one hand, and each of Robert E. Robotti, Suzanne Robotti and Chris Sansone, on the other hand (included as Exhibit C to the Nomination Letter listed as Exhibit 3 above).	Previously Filed
(7)	Amended and Restated Joint Filing Agreement dated September 5, 2006 by and among Robert E. Robotti, Robotti & Company, Incorporated, Robotti & Company, LLC, Robotti & Company Advisors, LLC, Suzanne Robotti, Kenneth R. Wasiak, Chris Sansone, Ravenswood Management Company, L.L.C. and The Ravenswood Investment Company, L.P. (included as Exhibit D to the Nomination Letter listed as Exhibit 3 above).	Previously Filed
(8)	Consents each of Robert E. Robotti, Suzanne Robotti and Chris Sansone with respect to their nomination as Directors of Advanced Marketing Services, Inc. (included as Exhibit E to the Nomination Letter listed as Exhibit 3 above)	Previously Filed
(9)	Letter dated September 11, 2006 from The Ravenswood Investment Company, L.P. to Advanced Marketing Services, Inc. with respect to its intent to propose a resolution of stockholders at the next Annual Meeting of Stockholders.	Page 15

EXHIBIT 9


Ravenswood Investment Company, L.P.
52 Vanderbilt Avenue
New York New York 10017
212-986-4800


September 11, 2006

VIA FACSIMILE AND UPS NEXT DAY

Advanced Marketing Services, Inc.
5880 Oberlin Drive
San Diego, California 92121
Attn: Corporate Secretary


RE: Stockholders Notice of Intent to Move Business Proposal


Ladies and Gentlemen:

In accordance with Article II Section 2(c) of the bylaws (the "Bylaws") of Advanced Marketing Services, Inc. (the "Company"), filed as an exhibit to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on February 8, 2006, The Ravenswood Investment Company, L.P. (the "Fund" or "Ravenswood"), hereby submits this written notice (this "Notice") of its intent to conduct the business detailed herein at the next Annual Meeting of Stockholders, or any other meeting of stockholders held (or consent solicitation engaged in) in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the "Annual Meeting").

I.   Name and Address of Stockholder; Holder of Record.

        The Fund is the record owner of 10,000 shares of common stock, $0.01 par value per share ("Common Stock"), of the Company and the beneficial owner of an additional 762,339 shares of Common Stock (such 772,339 shares representing approximately 4.1% of the outstanding shares of Common Stock). The Fund intends to continue to hold these shares through the date of the Annual Meeting. The business address of the Fund is 52 Vanderbilt Avenue, New York, New York, 10017. The Fund hereby represents that it intends to appear in person or by proxy at the Annual Meeting to move the business proposal set forth in Section II below.

II.   Business to be Conducted; Reasons.

        The Fund hereby gives notice that it intends to present the following business at the Annual Meeting. The Fund therefore requires of the Company that these matters be included amongst the purposes of the Annual Meeting when the Company gives notice of the Annual Meeting, and hereby requests that the Company confirm that it will do so.

        RESOLVED, that the Stockholders request the Board of Directors to take all steps necessary to amend the Certificate of Incorporation and By-Laws to provide that Stockholders owning in the aggregate at least 10% of the outstanding shares of the Company's Common Stock shall be permitted to call a special meeting of the Stockholders.

The Fund believes this proposal would improve Advanced Marketing's corporate governance. Currently, the stockholders cannot call a special meeting of stockholders, as only a majority of the Board of Directors may call a special meeting. Advanced Marketing has not held a stockholders meeting in over three years. Thus, Advanced Marketing's Board of Directors and management have not had to account to stockholders in over three years and Advanced Marketing's stockholders have not had the opportunity to vote for Directors in over three years. If Advanced Marketing's stockholders had the right to call a meeting of stockholders, this could have been prevented. Delaware law does not permit the stockholders acting without the Board of Directors to change the Certificate of Incorporation to give stockholders the right to call a special meeting. Accordingly, the Fund has decided to hold a referendum on this issue and put it to the Directors to take the necessary steps to permit stockholders to call special meetings.

The Fund believes that one or more holders owning 10% or more of the Company's Common Stock is the proper minimum for stockholders to call a special meeting of stockholders. The Company's Shareholders' Rights Plan, or so called "Poison Pill," severely penalizes and thereby prevents stockholders from obtaining 15% or more of the shares of Common Stock. Similarly, the "Poison Pill" prevents stockholders holding 15% or more of the shares of Common Stock from acting together. Accordingly, the Fund believes that the 10% ownership level is necessary to enable stockholders to be able to exercise the ability to call a special meeting of stockholders.

In terms of day-to-day governance, the stockholders lose important rights, such as the ability to remove directors or initiate a stockholders' resolution without having to wait for the next scheduled meeting, if they are unable to compel a special meeting. The Fund believes that providing the stockholders with the ability to compel a special meeting will allow them to act more independently and increase their ability to hold the Board of Directors and Advanced Marketing's management accountable. A stockholder vote will be required to amend the Company's Certificate of Incorporation to allow the stockholders to call a special meeting.

III.   Interest of the Fund in Such Business.

The Fund has no interest in the business to be brought before the Annual Meeting other than the interest which it shares in common with all other owners of Common Stock, namely, an interest in seeing the Company achieve financial prosperity and its participation through its shares of Common Stock in the creation of shareholder value.

IV.   Additional Matters.

This notice (this "Notice") is given pursuant to the requirements set forth in Article II Section 2(c) of the Bylaws. According to Article II Section 2(c) of the Bylaws, where an annual meeting is held more than 30 days after the anniversary date of the preceding annual meeting, notice is timely if received by the Secretary by the later of the 75th day prior to the forthcoming meeting date and the close of business on the 30th day following the date on which the Company first makes public disclosure of the meeting date. The Company has not had an annual meeting of stockholders since 2003. The Company has not made public disclosure of the meeting date. Accordingly, the Fund's notice is being delivered within the constraints of such deadlines. The Fund does not acknowledge the validity of the procedures set forth in Article II Section 2(c) of the Bylaws and the execution and delivery of this notice, and any additional information, by or on behalf of the Fund shall not be deemed to constitute a waiver of the Fund's right to contest the validity of such procedures.

The information included in this Notice represents the Fund's best knowledge as of the date hereof. The Fund reserves the right, in the event such information shall be or become inaccurate, to provide corrective information to the Company as soon as reasonably practicable, although the Fund does not commit to update any information that may change from and after the date hereof.

If you believe that this Notice for any reason is defective in any respect, the Fund requests that you so notify it no later than noon (New York time) on September 14, 2006 by contacting Matthew J. Day, Esq. by telephone at (212) 673-0484 or by facsimile at (646) 349-5783.

Please direct any questions regarding the information contained in this Notice to Matthew J. Day, Esq., 380 Lexington Avenue, Suite 1700, New York, New York 10168 by telephone at (212) 673-0484.

Very truly yours,

The Ravenswood Investment Company, LP

By: /s/ Robert E. Robotti
Name: Robert E. Robotti
Title: Managing Member of Ravenswood Management Company, L.L.C., which serves as the General Partner of The Ravenswood Investment Company, L.P.

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